SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d - 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)

SUNAIR SERVICES CORPORATION

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

867017105

(CUSIP Number)

David Ristaino, Esq.

Akerman Senterfitt

Las Olas Center II, Suite 1600

350 East Las Olas Blvd.

Fort Lauderdale, FL 33301

Tel. No.: (954) 463-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 867017105	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COCONUT PALM CAPITAL INVESTORS II, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 14,910,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,905,802
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,910,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 867017105	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COCONUT PALM CAPITAL INVESTORS II, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 14,910,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,905,802
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,910,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 867017105	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RICHARD C. ROCHON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 14,912,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,908,302
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,912,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 867017105	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARIO B. FERRARI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 14,912,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,908,302
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,912,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 867017105	13D	Page 6 of 11 Pages

This Amendment No. 6 to Schedule 13D (this "Amendment") amends the joint filing on Schedule 13D, originally filed with the Securities and Exchange Commission (the "SEC") on November 29, 2004, as amended on February 18, 2005, November 10, 2005, March 1, 2006, April 11, 2006 and April 26, 2006, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On May 16, 2006, Coconut Palm Capital Investors II, Ltd. ("Coconut Palm") distributed 185,000 shares of Common Stock and warrants to purchase an aggregate of 185,000 additional shares of Common Stock (collectively, the "Distribution") to certain of its limited partners (the "Limited Partners"), upon the redemption of their limited partnership interests in Coconut Palm.

The Limited Partners paid Coconut Palm an aggregate of $2,250 for the redemption of their limited partnership interests.

Except as set forth in this Item 4, none of the Reporting Persons have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby restated in its entirety to read as follows:

(a)	As of the date this Amendment:

(1)	Coconut Palm beneficially owns 14,910,000 shares of Common Stock, which represents 64.7% of the outstanding shares of the Company’s Common Stock.

(2)

Coconut Palm Capital Investors II, Inc. (“Coconut Palm Inc.”) is the general partner of Coconut Palm and, therefore, Coconut Palm Inc. has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm. As a result, Coconut Palm Inc. may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm.

(3)

Richard C. Rochon is the sole shareholder, 1 of 2 directors and the President of Coconut Palm Inc., and, therefore, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm Inc. As a result, Mr. Rochon may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm. In addition, Mr. Rochon has the power to direct the vote of 2,500 shares of Common Stock underlying stock options beneficially owned by him, which are exercisable within 60 days.

(4)

Mario B. Ferrari is 1 of 2 directors and the Vice President of Coconut Palm Inc., and, therefore, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm Inc. As a result, Mr. Ferrari may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm. In addition, Mr. Ferrari has the power to direct the vote of 2,500 shares of Common Stock underlying stock options beneficially owned by him, which are exercisable within 60 days.

(5)

Each of Coconut Palm and Coconut Palm Inc. are deemed to beneficially own, in the aggregate, 14,910,000 shares of Common Stock, constituting approximately 64.7% of the outstanding shares of the Company's Common Stock. Each of Messrs. Rochon and Ferrari are deemed to beneficially own, in the aggregate, 14,912,500 shares of Common Stock, constituting approximately 64.7% of the outstanding shares of the Company's Common Stock.

CUSIP No. 867017105	13D	Page 7 of 11 Pages

The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons is based on 13,060,559 shares, which is the total number of shares of Common Stock outstanding as of May 15, 2006.

(b)           Each of the Reporting Persons has the sole power or may be deemed to have the sole power to vote or to direct the vote of 14,910,000 shares of Common Stock, consisting of 4,910,000 shares of Common Stock and 10,000,000 shares of Common Stock underlying warrants that are immediately exercisable. 6,004,198 of the 14,910,000 shares of Common Stock consist of an aggregate of 2,957,100 shares of Common Stock and 3,047,098 shares of Common Stock underlying warrants that are immediately exercisable, which the Reporting Persons have the sole power to vote pursuant to proxy agreements executed by Coconut Palm's limited partners upon the redemption of their limited partnership interests in Coconut Palm, as described in Item 6 below. In addition, each of Messrs. Rochon and Ferrari has the sole power to direct the vote of 2,500 shares of Common Stock underlying stock options beneficially owned by him, which are exercisable within 60 days.

Each of Coconut Palm and Coconut Palm Inc. has the power, or may be deemed to have the power, to dispose of 8,905,802 shares of Common Stock beneficially owned by it. Each of Messrs. Rochon and Ferrari has the power, or may be deemed to have the power, to dispose of 8,908,302 shares of Common Stock beneficially owned by him.

(c)           Except as described herein, none of the Reporting Persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)           The limited partners of Coconut Palm have retained, in the aggregate, the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, 6,004,198 shares of Common Stock. Other than Michael Brauser, no limited partner of Coconut Palm has retained the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of more than 5% of the shares of the Company's Common Stock.

(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

In connection with the Distribution, each of the Limited Partners granted to Coconut Palm Inc. a proxy to vote all of the securities owned by such Limited Partner at any meeting of the shareholders of the Company or any adjournment thereof, however called, and in any action by written consent of the shareholders of the Company, in such manner as Coconut Palm Inc. shall determine in its sole discretion. Each of the proxies automatically terminates upon the transfer of the securities by the respective Limited Partners to any third party, or upon the transfer of any ownership interest in the securities by the respective Limited Partners to any third party. A form of the proxy is filed herewith.

Except as set forth or incorporated by reference in this Item 6, none of the Reporting Persons have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Joint Filing Agreement relating to the filing of this Schedule 13D.

Exhibit 2.	Form of Proxy.

CUSIP No. 867017105	13D	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 17, 2006

COCONUT PALM CAPITAL INVESTORS II, LTD.

By:	Coconut Palm Capital Investors II, Inc.,
as general partner

By:	/s/ RICHARD C. ROCHON
Name:	Richard C. Rochon
Title:	President

COCONUT PALM CAPITAL INVESTORS II, INC.

By:	/s/ RICHARD C. ROCHON
Name:	Richard C. Rochon
Title:	President

/s/ RICHARD C. ROCHON

Richard C. Rochon

/s/ MARIO B. FERRARI

Mario B. Ferrari

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 867017105	13D	Page 9 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Joint Filing Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

May 17, 2006

COCONUT PALM CAPITAL INVESTORS II, LTD.

By:	Coconut Palm Capital Investors II, Inc.,
as general partner

By:	/s/ RICHARD C. ROCHON
Name:	Richard C. Rochon
Title:	President

COCONUT PALM CAPITAL INVESTORS II, INC.

By:	/s/ RICHARD C. ROCHON
Name:	Richard C. Rochon
Title:	President

/s/ RICHARD C. ROCHON

Richard C. Rochon

/s/ MARIO B. FERRARI

Mario B. Ferrari

CUSIP No. 867017105	13D	Page 10 of 11 Pages

EXHIBIT 2

PROXY

AND POWER OF ATTORNEY

By its execution hereof, the undersigned limited partner (the “Limited Partner”) of Coconut Palm Capital Investors II, Ltd., a Florida limited partnership (the “Partnership”) hereby constitutes and appoints Coconut Palm Capital Investors II, Inc., and any of its nominees designated in writing (the “Proxy Holder”), with full power of substitution and resubstitution, as such Limited Partner’s true and lawful attorney and proxy, for and in such Limited Partner’s name, place and stead, to vote each and all of the securities of Sunair Services Corporation, a Florida corporation (“Sunair”), owned by the Limited Partner, as set forth on Exhibit A hereto (the “Securities”), at every meeting of the shareholders of Sunair, and to execute on behalf of such Limited Partner, or to instruct the record holder to execute, any ballot, proxy, consent, certificate or other document relating to the Proxy Holder that law permits or requires with respect to any matters involving or related to Sunair, in such Proxy Holder’s sole discretion.

This Proxy and Power of Attorney (“Proxy”), effective as the date hereof, is granted in connection with the redemption of the Limited Partner’s partnership interests in the Partnership, is coupled with an interest, and shall be irrevocable to the extent permitted by law until the Expiration Date (as defined below).

The Limited Partner hereby grants and gives the Proxy Holder full authority and power to do and perform any and all other acts necessary or incident to the performance and execution of the power the Limited Partner has expressly granted, with power to do and perform all acts authorized hereby, as fully to all intents and purposes as the Limited Partner might or could do if personally present.

The Limited Partner hereby ratifies and confirms all acts whatsoever that the Proxy Holder, as the Limited Partner’s agent, shall or may do by virtue of this Proxy.

In addition, the Limited Partner shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Proxy Holder, or its nominees, the power to carry out and give effect to the provisions of this Proxy.

Notwithstanding anything to the contrary contained herein, this Proxy shall automatically terminate (the “Expiration Date”) as of the earlier to occur of the following: (i) upon the execution of a written agreement by the Limited Partner, Partnership and Proxy Holder; or (ii) such date and time as the Limited Partner shall Transfer (as defined below) the Securities to any third party, or any ownership interest in the Securities to any third party; provided, however, if the Limited Partner Transfers some, but not all, of the Securities, then this Proxy shall terminate solely with respect to the Transferred Securities and shall remain valid and enforceable with respect to any remaining Securities owned by the Limited Partner.

For purposes of this Proxy, the Limited Partner shall be deemed to have effected a “Transfer” of a Security if such Limited Partner, directly or indirectly: (i) sells, offers to sell, enters into any type of equity swap, transfers or disposes of such Security, any interest therein, or the economic consequences of ownership of such Security or (ii) enters into an agreement, contract or commitment providing for the foregoing; provided, however, the Limited Partner shall not deposit (or permit the deposit of) any Securities in a voting trust or grant any proxy, or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Limited Partner under this Proxy. For purposes of this Proxy, a Transfer shall not include any Transfer of Securities: (i) to any member of the Limited Partner’s immediate family; (ii) to any entity controlled by the Limited Partner or any member of the Limited Partner’s immediate family; (iii) to a trust for the benefit of the Limited Partner or any member of the Limited Partner’s immediate family; or (iv) upon the death of the Limited Partner (each a “Related Party Transfer”). In the event the Limited Partner intends to effectuate any Related Party Transfer, the intended transferee of the Securities shall duly execute a counterpart of this Proxy, and shall agree in writing to hold such Securities, or such interest therein, subject to all of the terms and conditions set forth in this Proxy. The Limited Partner hereby represents and agrees to those persons dealing with the Proxy Holder that this Proxy will not terminate upon the Limited Partner’s death, disability or incompetence.

CUSIP No. 867017105	13D	Page 11 of 11 Pages

The Limited Partner hereby agrees to provide written notice of any Transfer of Securities to the Partnership and the Proxy Holder within five (5) business days following such Transfer. Until such time as the Partnership and the Proxy Holder have received such notice, the Partnership and the Proxy Holder shall be entitled to rely on this Proxy.

This Proxy shall be governed by, construed and enforced in accordance with the laws of the State of Florida.

IN WITNESS WHEREOF, the undersigned has executed this Proxy and Power of Attorney, effective as of the date first set forth above.

_____________________________________________

Signature

_____________________________________________

Name (Please Print Name Exactly as it Appears on the Partnerships’ Records)

_____________________________________________

Title (Applicable Only for Entities)

STATE OF                                                  )

                                                                     ) SS:

COUNTY OF                                              )

The foregoing instrument was acknowledged before me on this ____ day of _______________, 200_, by_________, individually, or in his, her or its capacity as the ______________________ [Insert Title] of ____________________ [Insert Name of Class A Limited Partner], who is personally known to me or who has produced ________________ (type of identification) as identification.

Printed Name: __________________________________

Notary Public: __________________________________

Commission Expires: _____________________________

Serial Number: __________________________________